UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

STONECO LTD. ANNOUNCES NEW MEMBER OF THE BOARD OF DIRECTORS

GEORGE TOWN, Grand Cayman, July 15, 2021 - StoneCo Ltd. (NASDAQ: STNE) (“Stone”) announced that pursuant to written resolutions of its Board of Directors dated July 5, 2021, Mr. Diego Fresco Gutierrez was appointed to the Board of Directors, effective immediately.

Diego Fresco Gutierrez graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil. He is currently a member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he also is an alternate director, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. Since 2013, he is a member of the Commission on Governance of Financial Institutions of the IBGC.

With Mr. Gutierrez’s appointment, Stone’s current Board members are Mr. André Street, Mr. Eduardo Cunha Monnerat Solon de Pontes, Mr. Thomas A. Patterson, Mr. Ali Mazanderani, Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais, Ms. Luciana Aguiar, Mr. Franceschi, Mr. Scherer and Mr. Gutierrez.

At the same meeting of the Board of Directors, Mr. Roberto Thompson Motta resigned from his position as a member of the Audit Committee and the Board of Directors approved the appointment of Mr. Gutierrez to the position. Therefore, the Audit Committee shall now be composed of Sílvio Morais (Chairman), Luciana Aguiar (Vice Chairman) and Mr. Gutierrez. The composition of the Company’s Compensation, Finance, Technology and Related Parties Committees remains unchanged.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations

investors@stone.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Rafael Martins Pereira
	Name:	Rafael Martins Pereira
	Title:	Investor Relations Executive Officer

Date: July 15, 2021